Alexander Capital L.P.

17 State Street, 5th Floor

New York, NY 10004

April 28, 2022

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:  Gregory Herbers

            Re:      SOBR Safe, Inc.

                        Registration Statement on Form S-1

                        File No. 333-262665

                        Withdrawal of Request for Acceleration

Dear Mr. Herbers:

Reference is made to our letter, filed as correspondence via EDGAR on April 26, 2022, in which we requested the acceleration of the effective date of the above referenced Registration Statement. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please feel free to direct any questions or comments concerning this request to Jonathan Gazdak at Alexander Capital L.P. at (646) 787-8898.

Sincerely, Alexander Capital L.P. /s/ Jonathan Gazdak By: Jonathan Gazdak Title: Managing Director